Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

C&J Team Member FAQ

1.	What was announced?

•	We announced that C&J Energy Services and Keane Group will combine in a 50/50 merger of equals transaction, creating one of the largest well completion and production services companies in the U.S.

•	The combined company will be strongly positioned to compete as an industry-leading, diversified oilfield-services provider, and will have a prominent presence in the most active U.S. basins.

2.	Who is Keane?

•	Keane is one of the largest pure-play providers of integrated well completion services in the U.S. and is also headquartered in Houston.

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Keane’s primary service offerings include horizontal and vertical hydraulic fracturing, wireline perforation and logging, engineered solutions and cementing, as well as other value-added service offerings.

•	Importantly, Keane shares C&J’s safety-, people- and customer-oriented culture, and we are eager to join forces with them to leverage the resources and strengths of the combined organization.

•	For more information on Keane, please visit https://keanegrp.com/.

3.	What are the benefits of this transaction?

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Together, we will be one of the largest U.S. well completion and production services companies, with a prominent presence in the most active U.S. basins. We will also have a deeper reach in critical growth markets that broaden the combined company’s blue-chip customer base to include most of the largest U.S. onshore exploration and production operators.

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We will have a broader portfolio of well completion services across an even greater footprint in the U.S., with a prominent presence in the most active U.S. basins, including the Permian, Marcellus / Utica, Eagle Ford, Rockies / Bakken, Mid-Continent and California, among others.

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As a combined company, our complementary capabilities will position us to invest in technology and innovations that will shape the future of our industry—while capitalizing on the strengths and best practices of each organization.

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We also both share a commitment to safety and integrity, team-member development, partnerships with blue-chip customers, technological innovation, and strong community relationships, all of which will be reflected in the combined company once the merger is completed.

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Alongside our talented Keane colleagues, this merger will allow us to expand and deepen our service capabilities—putting us in a position to work toward our common goal of being the best oilfield-services employer and provider in our industry.

4.	Will this transaction change the services we offer?

•	This merger will enhance the services we offer and will give us a broader portfolio of well completion services across the U.S.

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Together, our combined company’s asset base will include 2.3 million hydraulic fracturing horsepower consisting of approximately 50 frac fleets, 158 wireline trucks, 81 pumpdown units, 28 coiled tubing units, 139 cementing units, 364 workover rigs and 940 trucks, which together will create a leading well completion and production services company in the U.S.

5.	Who will lead the combined company?

•	C&J and Keane each have a strong and talented workforce. Given that this is a 50/50 merger, the combined company will leverage the strengths of both teams as outlined below:
o	Patrick Murray, Chairman of the C&J Board of Directors, will serve as the Chair of the combined company’s Board.
o	Robert Drummond, Keane’s Chief Executive Officer, will serve as President and CEO of the combined company.
o	JK van Gaalen, CFO of C&J, will serve as Executive Vice President and Chief Financial Officer.
o	Greg Powell, Keane’s President and CFO, will serve as Executive Vice President and Chief Integration Officer of the combined company.
o	The Board of Directors will consist of six members from the Keane Board and six members from the C&J Board.

•	An integration team made up of leaders from both companies will work to create a new senior leadership team that combines top talent from both C&J and Keane.

6.	When will the merger be completed and what can I expect between now and the close of the transaction?

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We expect to close the transaction in the fourth quarter of 2019. Until then, your day-to-day responsibilities will remain the same, and we ask that you continue staying focused on safely delivering the excellent services that our customers and shareholders have come to expect.

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Importantly, until the transaction is complete, it is “business as usual” for both Keane and C&J. We will continue to operate as separate companies, and we continue to be true competitors. We must avoid sharing sensitive and confidential information with anyone on the Keane side, including discussions of confidential pricing, bid terms, integration-planning efforts and customer strategy.

7.	Will any offices or facilities be closed as a result of the transaction?

•	C&J and Keane each share roots in Texas, and the combined company’s corporate headquarters will remain in Houston.

•	The C&J Corporate Office at 3990 Rogerdale will remain open. Beyond that, we don’t have any definite answers about specific facilities at this time.

8.	What does this transaction mean for me?

•	We believe this transaction will create additional career and development opportunities for you—our greatest asset—as part of a much larger combined company.

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Our cultures are closely aligned—we both share a safety-, people- and customer-focused culture and a commitment to uncompromising quality and integrity, career growth and development, partnerships with blue-chip customers, technological innovation and strong community relationships.

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However, until the transaction closes, it is business as usual, which means C&J and Keane will remain separate entities. We cannot—and will not—share sensitive and confidential information with anyone on the Keane side, including discussions of confidential pricing, bid terms, integration-planning efforts and customer strategy. If you are contacted by anyone at Keane regarding the integration, please do not comment on it and refer them to Danielle Hunter, C&J’s Executive Vice President and General Counsel, at Danielle.Hunter@cjes.com.

•	We are counting on you to stay focused on your day-to-day responsibilities and continue to do your job safely, dependably and efficiently.

•	As the integration planning advances, we will keep you informed with key developments.

9.	How will my job be impacted with this merger?

•	Until this transaction is completed, C&J and Keane remain separate organizations—meaning we will continue to operate as usual, and your day-to-day jobs will remain the same.

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Throughout the transaction process, an integration team made up of leaders from both companies will be planning how the combined companies will operate. While it is premature to speculate on any potential job changes, we are committed to openness and transparency throughout this process and will keep you updated with key developments.

•	We are very excited about this merger and believe it will create additional career and development opportunities for our people as we become part of a larger and stronger combined organization.

10.	Should I expect any changes to my compensation or benefits?

•	Until the transaction closes, we remain an independent company, so your compensation and benefits will remain the same.

•	We know that compensation and benefits matter to you and expect any changes made because of the merger to be competitive.

•	We are committed to keeping you informed on this topic as we move through this process.

11.	Will my reporting structure change? Will there be layoffs?

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During the time leading to close, we will carry on as usual, and you will see no change in your reporting structure. We should not expect to see any substantial process changes until the transaction closes.

•	The integration teams will evaluate existing business processes and organizational structures in both companies and design a “best of the best” approach for our new combined organization.

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Following the close of the transaction, we expect employees to benefit from growth and new career development opportunities that result from being part of a larger and stronger organization. However, it is premature to speculate on exact functions and reporting structures.

12.	What will be the name and ticker of the combined company?

•	The new corporate name and ticker have yet to be determined, but they will leverage the strengths of both organizations and will be announced prior to the close of the transaction.

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A joint task force made up of people from both C&J and Keane will work together on a branding project. You—our people—are the heart of this organization, and we welcome your ideas. You can submit any ideas for our new corporate branding to Communications@cjes.com.

13.	What will happen to C&J stock options and restricted stock? Am I able to exercise my stock options and sell my C&J shares prior to the transaction closing?

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All C&J employees are subject to federal securities laws, and the C&J Energy Services Insider Trading Policy, which prohibits you from trading C&J stock while aware of material, non-public information about C&J. As long as you are not aware of material, non-public information about C&J, you may exercise stock options and sell or buy C&J stock prior to the transaction closing.

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Any outstanding equity awards remain outstanding and will continue to vest per their terms, both leading up to and after transaction closing. Additional information will be provided as we get closer to closing.

14.	What should I do if someone outside the Company contacts me about the deal?

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Per our established media-relations procedure, any inquiries from the media or other outside sources should be directed to our Executive Vice President and General Counsel, Danielle Hunter, at Danielle.Hunter@cjes.com.

•	Please do not speak with any member of the media about the merger.

15.	What should I do if an employee of Keane contacts me with questions or requests for information?

•	It is important to remember that until closing, Keane and C&J remain separate organizations, and we will operate as usual.

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If you are approached by a Keane team member for any information about the integration, do not comment and refer them to our Executive Vice President and General Counsel, Danielle Hunter, at Danielle.Hunter@cjes.com.

16.	Who do I contact for questions or additional information?

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We are committed to keeping you informed and being as transparent as possible throughout this process. If at any time you have questions or would like to request additional information, please reach out to our Communications Team at Communications@cjes.com. They will work to get your questions answered by the right subject matter expert in a timely matter.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission

(the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.